United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

☒  SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

XCELERATE INC

(Exact name of issuer as specified in its charter)

Florida	65-0710392
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

110 Renaissance Circle

Mauldin, South Carolina 29662

(Full mailing address of principal executive offices)

854-900-2020

(Issuer’s telephone number, including area code)

2

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Semi-Annual Report on Form 1-SA (the “Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Report or in the information incorporated by reference into this Report.

The forward-looking statements included in this Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Item 1.      Management’s Discussion and Analysis of Financial Condition and Results of Operations

Corporate History

We were incorporated under the laws of the State of Florida on November 26, 1996, under the name Stirus Research & Development, Inc. On November 19, 1998, our name was changed to Mecaserto, Inc. Thereafter, our name was changed to National Business Holdings, Inc. on May 4, 2004, and on May 28, 2004, we entered into a share exchange agreement with Shava, Inc., a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended. On December 27, 2004, National Business Holdings, Inc. acquired Union Dental Corp. and Direct Dental Services, Inc. On May 1, 2005, we Company changed our name to Union Dental Holdings, Inc. On April 22, 2009, we filed a Form 15 with the SEC, terminating our reporting obligations under the Securities Exchange Act of 1934, as amended. On October 1, 2015, Union Dental Holdings, Inc. executed an Assignment for the Benefit of Creditors assigning all of its rights in its assets to a secured creditor. On October 5, 2016, the case was closed.

On January 6, 2020, without the knowledge or consent of the sole officer and director and controlling shareholder, an individual who had no approval or control filed a notice of reinstatement in Florida. On March 3, 2020, the same individual filed a name change to Oilvite, Inc. in an unauthorized attempt to gain control of our Company and otherwise engage in corporate identity theft. On July 13, 2020, we filed Articles of Amendment in Florida changing our name back to “Union Dental Holdings, Inc.” from Oilvite Inc.

Effective as of May 1, 2020, our former sole officer and director resigned as sole officer and director and appointed Michael F. O’Shea to his current positions with us. Also, at this time he transferred all of his ownership in our Company to Michael F. O’Shea.

On October 23, 2020, we filed Articles of Amendment in Florida changing our name to “Xcelerate, Inc.”

Our principal place of business is located at 110 Renaissance Circle, Mauldin, SC 29662. Our phone number is (854) 900-2020 and our website address is www.xcelerate.global.

Except as disclosed hereinabove, we have not been subject to any bankruptcy, receivership or similar proceeding.

3

Current Business

As of the date of this Report we are a healthcare services and products company engaged in three separate but related businesses within the medical, health and wellness sectors. We are currently focused on (i) the development of medical technology and virtual health services to help patients in developing countries meet their medical needs by extending the reach of physicians through the technology; (ii) the formulation, packaging and marketing of consumer health and beauty, clinically tested skin and hair care products; and (iii) owning and licensing the rights to various forms of medical equipment. As of the date of this Report we are concentrating on the initial 2 businesses and expect to devote our resources to the success of these businesses but if any opportunity arises for us to monetize the licensing of rights to third parties we may pursue the same.

In 2024 we filed a registration statement with the SEC wherein we are attempting to engage in an underwritten public offering of our securities. As of the date of this Report we are continuing our efforts to successfully consummate this offering. However, we have experienced various unintended and unforeseen setbacks in our efforts, including retaining new independent accountants after the SEC banned our prior auditor from practicing before the Commission. We have retained a new auditor, who has re-audited our financial statements for the years ended December 31, 2023 and 2022.

A detailed description of our current business activities is more fully included in our registration statement on Form S-1 previously filed with the SEC, which is incorporated herein as if set forth.

Going Concern

Our financial statements contained in this Report have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. We have a minimal operating history and minimal revenues or earnings from operations. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues for the immediate future. See “Item 3. Financial Statements.”

Results of Operations

Comparison of Results of Operations for the Six Months ended June 30, 2024 and 2023

We successfully closed the acquisition of 51% of both the ESN Group and Afiya in July 2023. Revenue of $1,577,720 was generated out of the operations of the ESN Group during the six months ended June 30, 2024. Because we did not own any interest in the ESN Group at June 30, 2023, we did not book any revenue or other results of operations attributable to the ESN Group for the six months ended June 30, 2023.

General and administrative expense was $734,020 during the six months ended June 30, 2024, compared to general and administrative expense of $1,645,353 during the six months ended June 30, 2023, a decrease of $911,333. General and administrative expense include non-cash stock based compensation of $1,453,500 for six months ended June 30, 2023, compared to $-0- for the six months ended June 30, 2024. Excluding stock based compensation in the 2023 period, general and administrative expenses were 734,020, compared to $191,853, an increase of $542,167. This increase is primarily attributable to the inclusion of general and administrative expenses for the ESN Group which was acquired in July 2023, as well as the inclusion of $78,294 in amortization of intangible assets during the six months ended June 30, 2024, compared to $-0- during the same six months ended June 30, 2023.

Interest expense for the six months ended June 30, 2024 was $-0- compared to non-cash $157,500 in stock based fees paid for financing expense during the six months ended June 20, 2023. We had no interest expense during the six months ended June 30, 2024, because all of our debt was with affiliates and was interest free.

As a result of the foregoing, we incurred a net loss attributable to Xcelerate Inc. of $397,235 during the six months ended June 30, 2024, compared to a net loss attributable to Xcelerate Inc. of $1,802,853 during the six month period ended June 30, 2023.

4

Liquidity and Capital Resources

As of June 30, 2024, we had cash and cash equivalents of $110,478.

As discussed in Note 2 to the audited financial statements included in our annual report on Form 1-K as filed with the SEC on April 29, 2024, we incurred significant continuing losses in 2023 and 2022. Our total accumulated deficits as of June 30, 2024 and December 31, 2023, were $10,208,111 and $9,810,877, respectively. Our ability to continue operating and our ability to implement our business plan is highly dependent upon continued funding from the debt and/or equity markets. Our historical and ongoing dependence on proceeds from debt and/or equity issuances to fund operating expenses could raise substantial doubt about our ability to continue as a going concern. The financial statements included in this Report have been prepared assuming that we will continue as a going concern and, accordingly, do not include any adjustments relating to any going concern uncertainty.

Cash used in operating activities was $412,866 for the six month ended June 30, 2024, compared to $147,183 for the six months ended June 30, 2023. The increase of $265,684 in cash used in operating activities in the June 30, 2024 period is attributable to an increase in cash operating losses in 2024, partially offset by changes in assets and liabilities.

Cash flows used in investing activities was $-0- during the six months ended June 30, 2024, compared to $90,000 for the six months ended June 30, 2023. The difference is attributable to an investment in ASA in the 2023 period.

Net cash flows provided by financing activities totaled $285,317 during the six months ended June 30, 2024, compared to $224,007 during the six month periods ended June 30, 2023. Subsequent to our Regulation A Offering in 2022, all of the funding for our operations has been provided by our CEO and affiliated shareholders in the form of interest-free demand loans. As of June 30, 2024 and December 31, 2023, the balance of notes payable was $1,706,110 and $1,420,793, respectively. The composition of the notes payable balance as of June 30, 2024, was $1,300,000 due to two shareholders and $406,110 due to our CEO.

Management believes that we will require up to $5.0 million in additional funding in order to implement our current business plan and begin generating profits, primarily to be utilized in our proposed Africa operations and expansion of the ESN Group operations. This figure does not include any additional acquisitions that may present themselves.

In 2024 we filed a registration statement on Form S-1 with the SEC as part of a proposed firm commitment to public offering of our securities, to be offered by Craft Capital Corp. for up to $5 million. This registration statement has not yet been declared effective by the SEC and there are no assurances that this will occur. Currently, we do not have any other firm committed arrangements for financing and can provide no assurance to investors that we will be able to obtain financing when required. No assurance can be given that we will obtain access to capital markets in the future or that financing, adequate to satisfy the cash requirements of implementing our business strategies, will be available on acceptable terms. Our inability to gain access to capital markets or obtain acceptable financing could have an adverse effect upon the results of its operation and upon our financial condition.

As disclosed above, on July 24, 2023, we completed an acquisition of a majority interest in both ESN Group, Inc. (“ESN”) and California Skin Research, Inc., (“CSRI”), (collectively the “ESN Group”) and their portfolio of health care and skin care products, including Ceramedx® (www.ceramedx.com), the first natural ” plant-based” ingredient therapeutic product and Earth Science Beauty (www.earthsciencebeauty.com). We acquired an aggregate of 51% interest in both of the aforesaid companies by subscribing for shares in ESN and purchasing shares from two of the former principals of the ESN Group in private sales. To acquire these interests we also repaid outstanding debt and purchased shares from current shareholders, each of whom retained a minority interest in the ESN Group. The aggregate cost of these acquisitions was approximately $463,000. We utilized available cash, as well as interest-free demand loans from a principal shareholder and another unaffiliated person, to fund these acquisitions. We issued an aggregate of 3,000,000 common shares as consideration for the loans.

In May 2022, we entered into an agreement to acquire a portfolio of patents, patents pending and technology licenses from HS Pharmaceuticals LLC, in consideration for the issuance of 10 million common shares. These shares are to be issued upon our receipt of the patent assignments. The assignments were received by us in September 2023 and the shares were issued.

5

Inflation

Although our operations are influenced by general economic conditions, we do not believe that inflation had a material effect on our results of operations during the six month period ended June 30, 2024.

Critical Accounting Policies and Estimates

Critical Accounting Estimates

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements. The most significant estimates relate to the calculation of stock-based compensation, accounting for the ASA transaction, accounting for the acquisition of the ESN Group, income taxes and contingencies. We base our estimates on historical experience, known or expected trends, and various other assumptions that are believed to be reasonable given the quality of information available as of the date of our condensed consolidated financial statements. The results of these assumptions provide the basis for making estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates and could materially impact our consolidated financial statements. There have been no material changes to our accounting estimates since the issuance of our financial statements for the fiscal year ended December 31, 2023.

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (“Securities Act”) for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have chosen to take advantage of the extended transition periods available to emerging growth companies under the JOBS Act for complying with new or revised accounting standards until those standards would otherwise apply to private companies provided under the JOBS Act. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates for complying with new or revised accounting standards.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

Leases

We follow the guidance in ASC 842 “Accounting for Leases,” as amended, which requires us to evaluate the lease agreements we enter into to determine whether they represent operating or capital leases at the inception of the lease. Our Company is not a party to any lease agreements. Our CEO provides office space at no cost to us.

6

Recently Adopted Accounting Standards

We do not believe that any other recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying financial statements.

Off-Balance Sheet Arrangements

As of the date of this Report there were no off-balance sheet arrangements.

Item 2.     Other Information

None.

7

Item 3.     Financial Statements

XCELERATE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2024	2023
	(Unaudited)
ASSETS

Current assets
Cash	$110,478	$238,028
Account receivable	277,893	186,170
Inventory	457,369	414,951
Other assets	12,557	12,557
Total current assets	858,296	851,705
Right of use asset	–	20,829
Goodwill	429,185	429,185
Intangible assets	542,498	617,242
Total Assets	$1,829,980	$1,918,963

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable	$781,063	$632,808
Lease liabilities-short term	–	21,968
Notes payable related parties	1,706,110	1,420,793
Total liabilities	2,487,173	2,075,569

Shareholders' Deficit
Series A Preferred stock, par value $0.0001, -0- shares authorized; -0- and -0- shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	–	–
Series B Preferred stock, par value $0.0001, 25,000,000 shares authorized; 120,000 and 120,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	12	12
Common stock, par value $0.0001, 1,000,000,000 shares authorized; 434,446,072 and 434,446,072 shares issued and outstanding as of June 30, 2024 and December 31, 2023	43,444	43,444
Additional paid in capital	9,620,691	9,620,691
Accumulated deficit	(10,208,111)	(9,810,877)
Total Xcelerate, Inc. Stockholders’ Deficit	(543,964)	(146,730)
Non-controlling interests	(113,229)	(9,877)
Total Stockholders' Deficit	(657,193)	(156,607)
Total Liabilities and Stockholders' Deficit	$1,829,980	$1,918,963

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

8

XCELERATE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2024	2023	2024	2023

Revenue	$766,329	$–	$1,577,720	$–
Cost of sales	599,612	–	1,265,992	–
Gross margin	166,717	–	311,727	–

Operating Expenses:
Amortization of intangible assets	39,147	–	78,294	–
General and administrative expenses	375,690	1,417,887	734,020	1,645,353
Total operating expenses	414,837	1,417,887	812,314	1,645,353
Loss from operations	(248,120)	(1,417,887)	(500,587)	(1,645,353)
Other income (expense)
Interest expense	–	–	–	(157,500)
Total other expense	–	–	–	(157,500)
Loss before provision for income taxes	(248,120)	(1,417,887)	(500,587)	(1,802,853)
Provision for income taxes	–	–	–	–
Net loss	(248,120)	(1,417,887)	(500,587)	(1,802,853)
Less: Net loss attributable to non-controlling interests	(46,607)	–	(103,352)	–
Net loss attributable to Xcelerate, Inc.	$(201,513)	$(1,417,887)	$(397,234)	$(1,802,853)

Basic and diluted earnings(loss) per common share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average number of shares outstanding	434,446,072	389,946,072	434,446,072	366,246,072

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

9

XCELERATE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Unaudited)

	Preferred Stock Series A		Preferred Stock Series B		Common Stock		Additional Paid-in	Accumulated	Non-controlling	Total Stockholders'
	Shares	Value	Shares	Value	Shares	Value	Capital	(Deficit)	interest	Deficit
Balance, December 31, 2021	–	$–	120,000	$12	385,446,072	$38,544	$7,022,991	$(7,079,931)	$–	$(18,384)

Common stock issued for services and financing fees	–	–	–	–	9,000,000	900	314,100	–	–	315,000

Net loss	–	–	–	–	–	–	–	(384,967)	–	(384,967)

Balance, March 31, 2023	–	$–	120,000	$12	394,446,072	$39,444	$7,337,091	$(7,464,898)	$–	$(88,351)

Common stock issued for services	–	–	–	–	24,000,000	2,400	1,293,600	–	–	1,296,000

Net loss	–	–	–	–	–	–	–	(1,417,886)	–	(1,417,886)

Balance, June 30, 2023	–	$–	120,000	$12	418,446,072	$41,844	$8,630,691	$(8,882,784)	$–	$(210,237)

	Preferred Stock Series A		Preferred Stock Series B		Common Stock		Additional Paid-in	Accumulated	Non-controlling	Total Stockholders'
	Shares	Value	Shares	Value	Shares	Value	Capital	(Deficit)	interest	Deficit
Balance, December 31, 2023	–	$–	120,000	$12	434,446,072	$43,444	$9,620,691	$(9,810,877)	$(9,877)	$(156,607)

Non controlling interest	–	–	–	–	–	–	–	–	(56,745)	(56,745)

Net loss	–	–	–	–	–	–	–	(195,721)	–	(195,721)

Balance, March 31, 2024	–	$–	120,000	$12	434,446,072	$43,444	$9,620,691	$(10,006,598)	$(66,622)	$(409,074)

Non controlling interest	–	–	–	–	–	–	–	–	(46,607)	(46,607)

Net loss	–	–	–	–	–	–	–	(201,513)	–	(201,513)

Balance, June 30, 2024	–	$–	120,000	$12	434,446,072	$43,444	$9,620,691	$(10,208,111)	$(113,229)	$(657,193)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

10

XCELERATE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months	Six months
	ended	ended
	June 30,	June 30,
	2024	2023

Cash Flows From Operating Activities:
Net loss	$(500,587)	$(1,802,853)
Stock-based compensation	–	1,611,000
Amortization expense	78,294	–
Changes in assets and liabilities
Accounts receivable	(91,723)	–
Inventory	(42,418)	–
Intangible assets	–	(4,000)
Right of use assets, net	(1,139)	–
Accounts payable	144,707	48,670
Net cash (used in) operating activities	(412,866)	(147,183)

Cash Flows From Investing Activities
Investment in acquisition target	–	(90,000)
Net cash (used in) investing activities	–	(90,000)

Cash Flows From Financing Activities:
Proceeds from related party loans	285,317	224,007
Net cash provided by financing activities	285,317	224,007

Net Decrease In Cash	(127,549)	(13,176)
Cash At The Beginning Of The Period	238,028	18,815
Cash At The End Of The Period	$110,478	$5,639

Non-cash investing and financing activities:	$–	$–

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

11

XCELERATE, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Xcelerate Inc. (the “Company”) f/k/a Union Dental Holdings, Inc,. is a Florida corporation incorporated on November 26, 1996, under the name Stirus Research & Development, Inc. The Company has gone through several name changes since inception. Most recently the Company was known as Union Dental Holdings, Inc. In May 2020, the Company’s current CEO assumed his positions as the Company’s director and CEO and began implementing the Company’s new business plan described herein. On October 23, 2020, the Company changed its name to “Xcelerate, Inc.”

On January 6, 2020, without the knowledge or consent of the sole officer and director and controlling shareholder, an individual who had no approval or control filed a notice of reinstatement in Florida. Then on March 3, 2020, the same individual filed a name change to Oilvite, Inc. in an unauthorized attempt to gain control of the Company and otherwise engage in corporate identity theft. The individual’s efforts were discovered by the Company’s transfer agent who refused to take instructions from anyone other than the sole officer and director and control shareholder who she knew had not transferred control of the Company and ultimately the individual’s efforts were stopped without further damage or inconvenience. On July 13, 2020, the Company filed Articles of Amendment in Florida changing the name of the Company back to “Union Dental Holdings, Inc.” from Oilvite Inc.

In December 2021, the Company signed a Membership Interest Purchase Agreement to acquire a 51% interest in ASA Africa, LLC, a Wyoming limited liability company (“ASA”), that was a start-up medical technology and virtual health company that management believes is uniquely positioned to help patients in developing countries meet their medical needs by extending the reach of physicians through the technology. This technology is centered around patented and patent pending software that uses and incorporates artificial intelligence (“AI”) and Augmented Reality (“AR”) licensed from AdviNOW, an Arizona based medical software company who developed and holds patents for the licensed software.

ASA’s vision is to be the technology platform that allows “leapfrogging” advancement in the delivery of world class healthcare, initially in Africa, the continent with the largest population growth and high smartphone utilization for services, but without the ability to grow healthcare services in the traditional manner. The Company paid $320,000 in cash and issued 4,000,000 shares of common stock valued at $3,018 for its interest in ASA. As a result, on July 24, 2023, ASA became a 51% subsidiary of the Company.

On or about January 19, 2022, the Company filed a Form 1-A Offering Circular with the SEC pursuant to Regulation A promulgated under the Securities Act of 1933, as amended. This offering closed on February 3, 2023, with gross proceeds of $400,000 from the sale of 8,000,000 common shares at a price of $0.05 per share.

On July 24, 2023, the Company completed an acquisition of a majority interest in two related private companies, ESN Group, Inc. (“ESN”) and California Skin Research, Inc., (“CSRI”), (collectively the “ESN Group”) and their portfolio of health care and skin care products, including Ceramedx® (www.ceramedx.com), a natural “plant-based” ingredient therapeutic product and Earth Science Beauty (www.earthsciencebeauty.com). The Company acquired an aggregate of 51% interest in both of the aforesaid companies by subscribing for shares in ESN and purchasing shares from two of the former principals of the ESN Group in private sales. To acquire these interests the Company also repaid outstanding debt and purchased shares from current shareholders of the ESN Group, each of whom retained a minority interest in the ESN Group.

12

The aggregate cost of these acquisitions was $456,312. The Company funded the acquisition through a $400,000 interest-free loan from an unaffiliated person, as well interest-free loans from the Company’s CEO. The Company issued 3,000,000 shares of its common stock in consideration for the $400,000 loan. The ESN Group of companies offer Earth Science® nature-inspired beauty and personal care products and Ceramedx® therapeutic skincare solutions. The offered products are paraben-free, cruelty-free products with ingredients that include plant-based nutrients and antioxidants, soothing botanicals, hydrating moisturizers and pure essential oils.

As part of these transactions, the Company retained the services of John Jay Kline, the former President of the ESN Group of companies, who has continued to operate both companies on the Company’s behalf. As part of the consideration for his employment, in July 2023 the Company agreed to issue him 2,000,000 shares of common stock. These shares were valued at $0.1170 each, or a total of $234,000.

The Company’s year-end is December 31.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with the Financial Accounting Standards Board (“FASB”) “FASB Accounting Standard Codification™” (the “Codification”) which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of condensed consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States.

Principles of consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and 51% subsidiaries, ESN and AFA. The Company recognizes the noncontrolling interests related to these less-than-wholly-owned subsidiaries, as equity in the condensed consolidated financial statements separate from the parent entity’s equity. The net loss attributable to the noncontrolling interest is included in net loss in the condensed consolidated statements of operations. All material intercompany accounts and transactions have been eliminated in consolidation.

Going Concern

The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the twelve months following the date of these condensed consolidated financial statements. As of June 30, 2024, the Company had an accumulated deficit of $10,208,111 and negative working capital of $1,628,877.

Because the Company does not expect that existing operational cash flow will be sufficient to fund presently anticipated operations, this raises substantial doubt about the Company’s ability to continue as a going concern. Therefore, the Company will need to raise additional funds and is currently exploring alternative sources of financing. Historically, the Company raised capital through private placements, to finance working capital needs and may attempt to raise capital through the sale of common stock or other securities and obtaining some short-term loans. The Company will be required to continue to do so until its operations become profitable. Also, the Company has, in the past, paid for consulting services with its common stock to maximize working capital, and intends to continue this practice where feasible.

13

Management’s Representation of Interim Condensed Financial Statements

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company without audit pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Company uses the same accounting policies in preparing quarterly and annual condensed financial statements. Certain information and footnote disclosures normally included in condensed financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These condensed financial statements include all of the adjustments, which in the opinion of management are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature. Interim results are not necessarily indicative of results for a full year.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements. The most significant estimates relate to the calculation of stock-based compensation, accounting for the ASA transaction, accounting for the acquisition of the ESN, income taxes and contingencies. The Company bases its estimates on historical experience, known or expected trends, and various other assumptions that are believed to be reasonable given the quality of information available as of the date of these condensed financial statements. The results of these assumptions provide the basis for making estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates and could materially impact the Company’s consolidated financial statements. There have been no material changes to the Company’s accounting estimates since the issuance of the Company’s financial statements for the fiscal year ended December 31, 2023.

Cash and cash equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. On June 30, 2024 and December 31, 2023, the Company’s cash equivalents totaled $110,478 and $238,028, respectively.

Credit risk

The Company maintains its cash and cash equivalent balances in a financial institution that are insured by the Federal Deposit Insurance Corporation (“FDIC”) for up to $250,000 per depositor. While the Company’s cash balances typically exceed this limit, management does not believe the credit risk related to these balances is significant.

Accounts receivable, net

Management reviews outstanding balances on a regular basis to determine collectability. Collectability is based on customer history, the aging of amounts due, as well as any other current circumstances that could affect the collectability of amounts. When receivables are considered uncollectible, they are charged off against the allowance account. As of June 30, 2024 and December 31, 2023, accounts receivable balances were of $277,893 and $186,170, net of allowances for uncollectible amounts, respectively.

Inventories, net

Inventories which are comprised of finished goods, bulk products, containers and packaging, are valued at the lower of cost or net realizable value. The Company’s inventories are valued under the first in, first out (“Fifo”) method or average cost method. The Company evaluates inventory levels quarterly value based upon assumptions about future demand and market conditions. Any inventory that has a cost basis in excess of its expected net realizable value, inventory that becomes obsolete, inventory in excess of expected sales requirements, inventory that fails to meet commercial sale specifications or is otherwise impaired is written down with a corresponding charge to the statement of operations in the period that the impairment is first identified. During the year ended December 31, 2023, the Company identified $99,274 in slow moving and obsolete inventory that was expensed. As of June 30, 2024 and December 31, 2023, the balance of inventories were $457,369 and $414,951 respectively.

14

Business Combinations

Under the acquisition method of accounting, the Company allocates the fair value of the total consideration transferred to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition. The fair values assigned, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants, are based on estimates and assumptions determined by management. These valuations require the Company’s to make significant estimates and assumptions, especially with respect to intangible assets. The Company records the excess consideration over the aggregate fair value of tangible and intangible assets, net of liabilities assumed, as goodwill.

If the initial accounting for a business combination is incomplete by the end of a reporting period that falls within the measurement period, the Company reports provisional amounts in its condensed consolidated financial statements. During the measurement period, the Company adjusts the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date and the Company record those adjustments to its condensed consolidated financial statements.

Goodwill and Intangible Assets

Goodwill represents the future economic benefit arising from other assets acquired that could not be individually identified and separately recognized. Initially, the Company measures goodwill based upon the value of the consideration paid plus or minus net assets assumed. This initial measurement is subject to adjustment based on an independent third party valuation study performed within one year of the acquisition date. The goodwill arising from the Company’s acquisition is attributable to the value of the potential expanded market opportunity with new customers. Intangible assets have either an identifiable or indefinite useful life. Intangible assets with identifiable useful lives are amortized on a straight-line basis over their economic or legal life, whichever is shorter. The Company’s amortizable intangible assets consist primarily of customer relationships. The useful life of these customer relationships is estimated to be three years.

Goodwill is not amortized but is subject to annual impairment testing unless circumstances dictate more frequent assessments. The Company performs an annual impairment assessment for goodwill during the fourth quarter of each year and more frequently whenever events or changes in circumstances indicate that the fair value of the asset may be less than the carrying amount. Goodwill impairment testing compares the fair value of the reporting unit to its carrying amount. The fair value of the reporting unit is determined by considering both the income approach and market approaches. The fair values calculated under the income approach and market approaches are weighted based on circumstances surrounding the reporting unit. Under the income approach, the Company determines fair value based on estimated future cash flows of the reporting unit, which are discounted to the present value using discount factors that consider the timing and risk of cash flows. For the discount rate, the Company relies on the capital asset pricing model approach, which includes an assessment of the risk-free interest rate, the rate of return from publicly traded stocks, the Company’s risk relative to the overall market, the Company’s size and industry and other Company specific risks. Other significant assumptions used in the income approach include the terminal value, growth rates, future capital expenditures and changes in future working capital requirements. The market approaches use key multiples from guideline businesses that are comparable and are traded on a public market. If the fair value of the reporting unit is greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount exceeds its fair value, then an impairment loss is recognized in an amount equal to the excess.

15

Property and equipment, net

Property and equipment is recorded at cost. Assets with an estimated useful life greater than one year and cost exceeding $2,500 are capitalized. Depreciation expense is calculated using the straight line method over the estimated useful lives of the assets, noted below. Maintenance and repairs are charged to expense as incurred.

Estimated useful lives (years)
Office & computer	5
Furniture & fixtures	7
Warehouse/production equipment	7

All property of the Company was fully depreciated as of June 30, 2024 and December 31, 2023.

Income taxes

The Company accounts for income taxes under FASB ASC 740, “Accounting for Income Taxes”. Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. FASB ASC 740-10-05, “Accounting for Uncertainty in Income Taxes” prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company assesses the validity of its conclusions regarding uncertain tax positions annually to determine if facts or circumstances have arisen that might cause it to change its judgment regarding the likelihood of a tax position’s sustainability under audit.

Leases

Under Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 842, the determination of whether an arrangement is a lease is made at the lease’s inception and a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company’s leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company’s incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets. The Company has lease agreements with lease and non-lease components, for which it has made an accounting policy election to account for these as a single lease component.

16

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events, or changes in circumstances, indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is not considered recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Management has determined that long-lived assets were not impaired on June 30, 2024 and December 31, 2023.

Revenue and cost recognition

Revenues are accounted for in accordance with FASB ASC 606, Revenue from Contracts with Customers when the control of the various manufactured products is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for these products. The Company’s revenue contracts generally represent a single performance obligation to sell its products to customers. Commercial orders which have terms are recognized as revenue upon shipment. Sales are recorded net of discounts and returns.

The Company’s revenues are primarily supported by distributors that fulfill the Company’s contracts. The Company negotiates the wholesale price of its products with the retailer and the Company’s distributors purchase the products at the negotiated discount price; these distributors then negotiate a service arrangement with the ultimate customer.

Net Loss per Share

Net loss per common share is computed by dividing net loss by the weighted average common shares outstanding during the period as defined by Financial Accounting Standards, ASC Topic 260, “Earnings per Share.” Basic earnings per common share (“EPS”) calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding.

Recently adopted accounting standards

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), that requires lessees to recognize most leases on their balance sheets related to the rights and obligations created by those leases. The accounting treatment for finance leases and lessors remains relatively unchanged. The accounting standards update also requires additional qualitative and quantitative disclosures related to the nature, timing and uncertainty of cash flows arising from leases. In July 2018, the FASB approved an amendment to the new guidance that introduced an alternative modified retrospective transition approach granting companies the option of using the effective date of the new standard as the date of initial application. The Company adopted the standard using the effective date method on January 1, 2022.

The Company elected the transition package of practical expedients that is permitted by the standard. The package of practical expedients allows the Company to not reassess previous accounting conclusions regarding whether existing arrangements are or contain leases, the classification of existing leases, and the treatment of initial direct costs. Additionally, the Company elected certain other practical expedients offered by the new standard which it will apply to all asset classes, including the option not to separate lease and non-lease components and instead to account for them as a single lease component and the option not to recognize ROU assets and related liabilities that arise from short-term leases (i.e., leases with terms of twelve months or less that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise).

As part of its adoption of the new lease accounting standard, the Company also implemented new internal controls and updated accounting policies and procedures, operational processes and documentation practices to enable the preparation of financial information on adoption.

17

NOTE 3 – INVENTORY

Inventory, net is stated at the lower of cost or net realizable value at Fifo with cost determined under the moving average method. As of June 30, 2024 and December 31, 2023, inventory, net was 457,369 and $414,951, respectively.

NOTE 4 – BUSINESS ACQUISITIONS

During the three months ended September 30, 2023, the Company entered into various agreements with two sellers to acquire the ESN Group, Inc. and California Skin Research, Inc, as well as acquired its majority interest in ASA. See Note 1, above. to these condensed consolidated financial statements.

For the acquisition of ESN and ASA, the following table summarizes the acquisition date fair value of the consideration paid, identifiable assets acquired and liabilities assumed:

The value of $0.0007545 per common share paid as part of the consideration to acquire ASA was derived based upon the trading price of the Company’s common stock on the date of the transaction. The Company believes that represented the fair market value of common stock at the time of issuance.

The Company allocated the fair value of the total consideration paid of $572,247 as follows: $429,185 was allocated to goodwill and $143,062 was allocated to intangible assets, comprised primarily of customer relationships with a life of three years. The value of goodwill represented the Company’s ability to generate profitable operations going forward.

NOTE 5 – GOODWILL AND INTANGIBLE ASSETS

As of June 30, 2024, the balances of goodwill and intangible assets were $429,185 and $542,498, respectively. As of December 31, 2023, intangible assets were comprised of $111,270 relating to the acquisition of ASA and ESN, being amortized at the rate of $3,974 per month over the remaining 28 month period, and $466,825 in intellectual property being amortized at the rate of $9,075 per month over the remaining 54 month period.

NOTE 6 – NOTES PAYABLE RELATED PARTIES

A significant portion of the funding for the Company’s operations has been provided by its CEO and other affiliated shareholders in the form of interest-free demand loans. As of June 30, 2024 and December 31, 2023, the balance of notes payable was $1,706,110 and $1,420,793, respectively. During the six months ended June 30, 2024, the Company’s CEO provided the Company with interest-free demand loans of $96,500.

The composition of the notes payable balance as of June 30, 2024, was $1,300,000 due to two shareholders and $406,110 due to the Company’s CEO.

NOTE 7 – EQUITY

Common Stock

The Company has authorized 1,000,0000,000 shares of $0.0001 par value, common stock. As of June 30, 2024 and December 31, 2023, there were 434,446,072 and 434,447,072 shares of common stock issued and outstanding, respectively.

No shares were issued during the six months ended June 30, 2024.

18

2023 Activity

During the year ended December 31, 2023, the Company issued a total of 49,000,000 common shares comprised of the following:

•	39,000,000 shares were issued to service providers, for financing fees and its advisory board. These shares were valued at approximately $0.042 per share based on the trading price of the Company’s common stock on the date of approval by the Company’s Board of Directors for this share issuance. As a result, the Company recorded a non-cash charge of $2,058,100 for stock-based compensation on its Statement of Operations for the year ended December 31, 2023.

•	10,000,000 shares were issued to purchase intellectual property. These shares were valued at $.05445 based upon the trading price of the Company’s common stock on the date the Company acquired the intellectual property.

2022 Activity

On or about January 19, 2022, the Company filed a Form 1-A Offering Circular with the SEC pursuant to Regulation A promulgated under the Securities Act of 1933, as amended. Under the terms of the Offering the Company offered up to 20,000,000 common shares at a price of $0.05 per share for total proceeds of $1,000,000 if fully subscribed. During the year ended December 31, 2022, the Company raised a total of $400,000 in this Offering from the sale of 8,000,000 shares to investors at a price of $0.05 per share.

During the year ended December 31, 2022, the Company issued 13,000,000 common shares to service providers and its advisory board. These shares were valued at $0.05 per share consistent with the offering price of the Company’s Regulation A offering described above. As a result, the Company recorded a non-cash charge of $650,000 for stock based compensation on its Statement of Operations for year ended December 31, 2022.

Preferred Stock

The Company has authorized 25,000,000 shares of Preferred Stock, par value $0.0001 per share.

As a result of issues raised by OTC Markets in February 2021, the Company and Mr. O’Shea mutually agreed to redeem all of the Company’s issued and outstanding Series A Preferred Shares back to the Company. Also in February 2021, the Company’s Board of Directors authorized the creation of Series B Preferred Shares and issued an aggregate of 120,000 of these Series B Preferred Shares to Mr. O’Shea in consideration for his agreement to redeem the Series A Preferred Shares. Each Share of Series B Preferred Stock is entitled to 1,000 votes on all matters submitted to the Company’s shareholders. They are not convertible into shares of the Company’s Common Stock. No compensation expense was recognized on this transaction because the fair market value of the Series A Preferred shares redeemed were estimated to be equivalent to the fair market value of the Series B Preferred shares.

As of June 30, 2024 and December 31, 2023, there were 120,000 Preferred B shares outstanding.

19

Item 4.      Exhibits

Index to Exhibits

3.1	Articles of Incorporation (1)
3.2	Articles of Amendment to Articles of Incorporation (2)
3.3	Amendment to Articles of Incorporation (3)
3.4	Bylaws(4)
10.1	Exchange Agreement with Jay Kline(5)
10.2	Stock Purchase Agreement CSRI (6)
10.3	Stock Purchase Agreement ESN(7)
10.4	HS Pharmaceuticals LLC Purchase Agreement(8)
10.5	Memorandum of Understanding with Hayden Lutheran Hospital (10)
10.6	Memorandum of Understanding with Muhimbili National Hospital (10)
10.7	Research Agreement between ASA and AdviNOW (10)
10.8	License Agreement with Consulting Group of Jocassee, Inc.
21	List of Subsidiaries(9)

________________

(1)	Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-SB filed with the SEC on April 17, 2001
(2)	Incorporated by reference to Exhibit 2.1 to the Registrant’s Form 1-A filed with the SEC on January 19, 2022
(3)	Incorporated by reference to Exhibit 2.2 to the Registrant’s Form 1-A filed with the SEC on January 19, 2022
(4)	Incorporated by reference to Exhibit 2.3 to the Registrant’s Form 1-A filed with the SEC on January 19, 2022
(5)	Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 1-SA filed with the SEC on September 22, 2023
(6)	Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 1-SA filed with the SEC on September 22, 2023
(7)	Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 1-SA filed with the SEC on September 22, 2023
(8)	Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 1-SA filed with the SEC on September 22, 2023
(9)	Incorporated by reference to Exhibit 21 to the Registrants Form S-1 registration statement filed with SEC on November 13, 2023
(10)	Incorporated by reference to Exhibit 10 to the Registrants Form S-1/A registration statement filed with SEC on January 19, 2024
(11)	Incorporated by reference to Exhibit 107 to the Registrants Form S-1 registration statement filed with SEC on November 13, 2023

20

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 24, 2024.

Xcelerate, Inc.

By:  /s/  Michael F. O’Shea

Michael F. O’Shea,

Principal Executive Officer

Principal Financial Officer

21